

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2018

Xi Chang
Chief Executive Officer
OneSmart Education Group Limited
165 West Guangfu Road, Putuo District
Shanghai 200063
PRC

> Re: **OneSmart International Education Group Ltd.**
> **Registration Statement on Form F-1**
> **Filed on March 2, 2018**
> **File no. 333-223406**

Dear Mr. Chang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, file no. 333-223406, filed on March 2, 2018

Failure to adequately and promptly respond to changes in examination systems..., page 23

1. Please revise paragraph three to specifically address the anticipated impact of the February 13, 2018 General Office of the Ministry of Education promulgation on your programs, including mathematics classes under "Happy Math," and English classes under "FasTrack English" and "OneSmart Elite English."

Other Income, page 88

2. We note your response to prior Comment 3. Please revise to state the company's belief

that the increase in government subsidies during the referenced period is not reflective of a known trend.

<u>Notice of Alleviating After-School Study Burden on Primary and Middle School Students, page 136</u>

3.   Please revise to state the number of your institutions that are currently in compliance with the February 13 promulgation, and those that will need to complete all rectification before the end of 2018. To the extent determinable, please indicate the costs associated with the steps necessary to rectify, either here or in your related risk factor disclosures.

<u>General</u>

4.   We note that you have updated several of your third party statements to more recent dates (e.g., Frost & Sullivan's 2017 statement regarding the premium K-12 after-school education market in China reaching RMB94.6 billion on page 3 of your registration statement). Please provide us with supplemental support for this statement and any other updated statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815 with any other questions.

Division of Corporation Finance
Office of Telecommunications